15047808

CM

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH, D.C. 194 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67321

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tandem Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3706 SW Topeka Blvd. Ste. 420
(No. and Street)

Topeka (City) KS (State) 66609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristopher Miller 785-266-3310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gottlieb, Flekier & Co. P.A.
(Name – *if individual, state last, first, middle name*)

12721 Metcalf Avenue (Address) Overland Park (City) KS (State) 66213-2617 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/1

OATH OR AFFIRMATION

I, Kristopher W Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tandem Securities, Inc. of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER WOLF
Notary Public - State of Kansas
My Appt. Expires 3/20/2017

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gottlieb, Flekier & Co., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
Jerrold L. Gottlieb • Steven M. Flekier • Danielle L. Bordman

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Tandem Securities
Topeka, Kansas

Report on the Financial Statements

We have audited the accompanying financial statements of Tandem Securities (a Kansas corporation) (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Tandem Securities' management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

We conducted our audit with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

12721 METCALF AVE., SUITE 201 • OVERLAND PARK, KANSAS 66213-2619
TEL 913-491-6655 • FAX 913-491-0429

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Tandem Securities as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The supplemental information contained in Schedules 1, 2, 3, and 4 has been subjected to the auditing procedures performed in conjunction with the audit of Tandem Securities' financial statements. The supplemental information is the responsibility of Tandem Securities' management. Our audit procedures, included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

Gottlieb Flekier & Co., P.A.

Gottlieb, Flekier & Co., P.A.
Overland Park, KS
February 26, 2015

12721 METCALF AVE., SUITE 201 • OVERLAND PARK, KANSAS 66213-2619
TEL 913-491-6655 • FAX 913-491-0429

TANDEM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash	$	20,480
Commissions receivable		5,948
CRD account		1,605
Prepaid expenses		12,559
Property and equipment, net of accumulated depreciation		1,873
Total assets	$	42,465

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	13
Other accrued expenses		4,516
Commissions payable		11,709
Total liabilities		16,238
Stockholder's equity:		
Common stock - no par value; authorized 5,000 shares, issued and outstanding 1,000 shares		15,000
Additional paid-in capital		73,140
Retained earnings (deficit)		(61,913)
Total stockholder's equity		26,227
Total liabilities and stockholder's equity	$	42,465

The accompanying notes are an integral part of these financial statements.

TANDEM SECURITIES, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2014

Revenues:		
Commissions	$	586,006
Expenses:		
Commissions		509,663
Professional fees		30,191
Regulatory fees		13,288
Payroll expenses		14,305
Computer expense		14,621
Licenses		7,324
Postage and delivery		4,342
Dues and subscriptions		647
Depreciation expense		1,322
Associate expenses		892
Other operating expenses		1,243
		597,838
Net loss	$	(11,832)

The accompanying notes are an integral part of these financial statements.

TANDEM SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at January 1, 2014	$ 15,000	$ 70,140	$ (50,081)	$ 35,059
Contributed capital	-	3,000	-	3,000
Net loss	-	-	(11,832)	(11,832)
Balance at December 31, 2014	$ 15,000	$ 73,140	$ (61,913)	$ 26,227

The accompanying notes are an integral part of these financial statements.

TANDEM SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(11,832)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		1,322
Changes in assets and liabilities:		
Commissions receivable		34,447
CRD account		(356)
Prepaid expenses		333
Accounts payable		(4,272)
Other accrued expenses		4,516
Commissions payable		(24,816)
Net cash used in operating activities		(658)
Cash flows from financing activities:		
Additional paid-in capital		3,000
Net increase in cash		2,342
Cash, beginning of year		18,138
Cash, end of year	$	20,480

The accompanying notes are an integral part of these financial statements.

1 - Organization and Summary of Significant Accounting Policies

Organization

Tandem Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority (FINRA). The Company was organized on March 15, 2006 and was granted membership in FINRA effective October 25, 2006. The Company concentrates in the marketing of mutual funds and annuities covering the State of Kansas. A substantial part of commission income is generated through one carrier.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2014.

Property and Equipment

Property and equipment are recorded at cost and consist of items with original cost greater than $ 1,000 and a useful life greater than one year. The Company's property and equipment consists of computer equipment and a website. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally three to five years. Assets acquired under capital leases are capitalized and amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred. When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in income.

Commissions Revenue

Commissions are recorded as revenue once the carrier or mutual fund company confirms that payment has been received and the commission earned.

Commissions Receivable

The Company uses the allowance for doubtful accounts method of valuing doubtful commissions receivable, which is based on historical experience coupled with a review of the current status of existing receivables. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Promotional Costs

Promotional costs including advertising are expensed as incurred. There were no promotional costs incurred during the year ended December 31, 2014.

Income Tax Matters

The Company, with the consent of its stockholder, has elected to be taxed under sections of federal and Kansas income tax law, which provide that, in lieu of corporation income taxes, the stockholder separately accounts for his pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

The Company's policy is to evaluate uncertain tax positions annually. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements.

The Company files income tax returns with the U.S. federal jurisdiction, Kansas, and various other state jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2011.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 - Operating Lease

The Company leases software under an operating lease which runs month-to-month and is cancellable at any time. Software lease expense for 2014 was $ 8,875.

3 - Property and Equipment

A summary of property and equipment held as of December 31, 2014 is as follows:

TANDEM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

4 - Net Capital

Pursuant to the net capital provisions of rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Net capital requirements, aggregate indebtedness, and net capital ratio as of December 31, 2014 were:

Net capital	$ 9,515
Net capital requirements	5,000
Aggregate indebtedness	16,238
Aggregate indebtedness to net capital ratio	1.71 to 1

5 - Related Party Transactions

The Company has an expense sharing agreement with T & M Financial, Inc. (T&M). T&M is an entity owned by an immediate family member of the Company's shareholder and President. T&M agrees to pay 100% of the rent for the shared space which includes cleaning, utilities, meeting room access, copy and supply access, reception of clients and parking. The Company is billed for postage and photocopying costs.

The payroll and benefit expenses for the shared employees were paid by the Company at 50% for the President and Shareholder salary and 25% for another shared employee for the year ended December 31, 2014. This percentage is an estimate of time these employees spent on Company operations.

The total amounts incurred by the Company to T&M during 2014 were $14,304 related to payroll and benefits and $1,756 for postage and photocopying. The amount due to T&M Financial at December 31, 2014 was $1,858.

Amounts incurred to family members of the President of the Company in commissions during 2014 was $ 325,091. The amount due to family members of the President of the Company at December 31, 2014 was $ 5,753 in commissions payable.

6 - Subsequent Events

Subsequent events have been evaluated by management of the Company through February 26, 2015.

SUPPLEMENTARY SCHEDULES

TANDEM SECURITIES, INC.

CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

December 31, 2014

No such liabilities exist at December 31, 2014.

Schedule 2

TANDEM SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

Aggregate indebtedness - total liabilities	$	16,238
Net capital:		
Credit items:		
Common stock	$	15,000
Additional paid-in capital		73,140
Retained earnings (deficit)		(61,913)
		26,227
Debit items:		
Nonallowable assets:		
CRD account		1,605
Prepaid expenses		12,559
Unallowable commissions receivable		675
Property and equipment, net		1,873
		16,712
Net capital		9,515
Capital requirements		5,000
Capital in excess of requirements	$	4,515

Ratio of aggregate indebtedness to net capital is 1.71 to 1.

TANDEM SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

TANDEM SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities

Gottlieb, Flekier & Co., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
Jerrold L. Gottlieb • Steven M. Flekier • Danielle L. Bordman

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Tandem Securities
Topeka, Kansas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Tandem Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Tandem Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Tandem Securities stated that Tandem Securities met the identified exemption provisions throughout the most recent fiscal year without exception. Tandem Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tandem Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Gottlieb Flekier & Co., P.A.

Gottlieb, Flekier & Co., P.A.
Overland Park, KS
February 26, 2015

12721 METCALF AVE., SUITE 201 • OVERLAND PARK, KANSAS 66213-2619
TEL 913-491-6655 • FAX 913-491-0429

Tandem Securities
INCORPORATED

Capital City Bank Plaza
3706 SW Topeka Blvd., Suite 420
Topeka, Kansas 66609
785/266-3310
785/266-7819 Fax

February 18, 2015

Exemption Report

The data has been reviewed and tested for the fiscal year 2014 and to our best knowledge and belief, we have met the exemption of Rule 15c3-3(k)(1) without exception.

Kristopher W. Miller

Kristopher W. Miller
President
3706 SW Topeka Blvd, Ste 420
Topeka, KS 66609
(785) 266-3310
kmiller@t-mfinancial.com

Gottlieb, Flekier & Co., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
Jerrold L. Gottlieb • Steven M. Flekier • Danielle L. Bordman

Independent Accountant's Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Tandem Securities
3706 SW Topeka Blvd. , Suite 420
Topeka, Kansas 66609

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Tandem Securities and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Tandem Securities' compliance with the application instructions of Form SIPC-7. Tandem Securities' management is responsible for Tandem Securities' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (general ledger) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance and general ledger) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance and general ledger) supporting the adjustments noting no differences.

12721 METCALF AVE., SUITE 201 • OVERLAND PARK, KANSAS 66213-2619
TEL 913-491-6655 • FAX 913-491-0429

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed the additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gottlieb Flekier & Co., P.A.

Gottlieb, Flekier & Co., P.A.
Overland Park, KS
February 26, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Tandem Securities, Inc.
3706 SW Topeka Blvd., Suite 420
Topeka, KS 66609

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carol Ann Kinzer 678-525-0992

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 6
B. Less payment made with SIPC-6 filed (exclude interest)		(2)
______ Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		4
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 4
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tandem Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of February, 20 15.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/14

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 585,992
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	583,745
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	583,745
2d. SIPC Net Operating Revenues	$ 2,247
2e. General Assessment @ .0025	$ 6
	(to page 1, line 2.A.)